FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1 Press release dated June 16, 2003.

TransAlta sells interest in Sheerness power plant

CALGARY, Alberta (June 16, 2003) - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced its intention to sell its 50 per cent interest in the two-unit, 756-megawatt coal-fired Sheerness Generating Station to TransAlta Cogeneration, L.P., a partnership owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power, L.P. Canadian Utilities Limited will continue to own the other 50 per cent interest in Sheerness and operate the plant, located 200 kilometres northeast of Calgary, Alberta.

In a separate release today, TransAlta Power, L.P. announced its financing plan for this transaction. TransAlta Power, L.P. will issue subscription receipts exchangeable for limited partnership units and warrants. Initial proceeds are expected to be approximately $150 million ($165 million assuming full exercise of the over-allotment option). The warrants are exercisable at any time over the 12 months following the closing of the acquisition. TransAlta will provide financing to TransAlta Power, L.P. during the warrant exercise period through private subscription receipts comprised of units, exchangeable as TransAlta Power, L.P.'s warrants are exercised. As a result, TransAlta will own approximately 25 per cent of TransAlta Power, L.P. until the warrants are exercised.

TransAlta expects to realize net proceeds of $315 million from the sale, resulting in a gain of approximately $55 million after tax ($0.29 per common share). Approximately $45 million ($0.24 per share) will be recorded upon closing of the sale of Sheerness. The remainder of the gain will be recorded upon exercise of the over-allotment option and the warrants. The company will use the proceeds to pay down debt.

"The sale of Sheerness is another step in our continued drive to maintain a strong balance sheet and provide the company with more financial flexibility," said Steve Snyder, president and CEO.

As well, subject to TransAlta Cogeneration, L.P. owning an aggregate of 650 MW of generating capacity, the independent committee of the board of directors of TransAlta Power, L.P., in conjunction with TransAlta, have agreed to remove the management fee deferral mechanism and the obligation to pay future fees for a payment of $6 million. TransAlta will continue to provide services under the existing management services agreements. The independent committee also approved the termination of the buy-back provision for TransAlta Power, L.P.'s interest in TransAlta Cogeneration, L.P. TransAlta has agreed, and will therefore immediately recognize the unamortized portion of the previously deferred gain on sale of $100 million after tax ($0.54 per share).

(more)

The transaction is expected to close on or before July 31, 2003, and is conditional upon the approval of existing TransAlta Power, L.P. unitholders. The proceeds of the offering will be deposited in escrow until the acquisition closes.

TransAlta will provide further context to this transaction in a joint TransAlta Power, L.P. and TransAlta Corporation investor conference call today at 2:15 p.m. Mountain Time (4:15 p.m. ET). Ian Bourne, president of TransAlta Power, L.P. and executive vice-president and CFO of TransAlta Corporation, and other senior management will participate in the call. An investor presentation describing the proposed transaction will be available on the company's Web site after the conference call.

Conference call details: Contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" and moderator "Daniel Pigeon".

Conference Operator Dial in Numbers

For local Toronto participants - (416) 695-5806

Toll free North American participants - 1-800-273-9672

Questions can also be asked via Web cast, at http://www.transalta.com. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta passcode 1437559. A transcript will be posted on TransAlta's Web site approximately 24 hours later. Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Senior Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: June 16, 2003